May 19, 2006

Gary Todd
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	CTS Corporation
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
Form 10-Q for the three months ended March 31, 2006
File No. 001-04639
Dear Mr. Todd:
This letter is in response to your letter of May 12, 2006, in which you requested responses to comments relative to CTS Corporation’s (the “Company” or “CTS”) response letter to you dated April 18, 2006 and related filings.
Listed below are each of your comments, in bold, followed by CTS’ response.
Form 10-K for the year ended December 31, 2005
Consolidated Financial Statements
Consolidated Balance Sheets, page 17
1.	We note your response to prior comment seven in our letter dated April 4, 2006. In future filings, please disclose that the short-term obligation is excluded from current liabilities due to the intent and ability to refinance with the long-term revolving credit facility. Refer to paragraph 15 of SFAS 6.

In future filings, CTS will disclose any short-term obligation which is excluded from current liabilities due to the intent and ability to refinance it with the Company’s long-term revolving credit facility.

Form 10-Q for the three months ended March 31, 2006
Note C. Restructuring Charge, page 10
2.	In future filings, please disclose what your plans are with regard to the disposition of the Berne, Indiana manufacturing facility.

In future filings, CTS will disclose its current plans with regards to its Berne, Indiana manufacturing facility.

Thank you.
Sincerely,

Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer